[LOGO] Merrill Lynch
                           PROTECTED GROWTH (SM) INVESTING
                    Pursuit of Growth, Protection of Principal

PROSPECTUS
----------


                           Merrill Lynch & Co., Inc.
                 Global Market Index Target-Term Securities(R)
                             due December 22, 2004
                             "MITTS(R) Securities"
                         $10 principal amount per unit
                                ---------------

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.

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The MITTS Securities:                                    Payment at maturity:

o   100% principal protection at maturity.               o    On the maturity date, for each unit of the MITTS
o   No payments before the maturity date.                     Securities you own, we will pay you an amount equal
o   Senior unsecured debt securities of Merrill Lynch         to the sum of the principal amount of each unit and
    & Co., Inc.                                               an additional amount based on changes in the values
o   Linked to the values of the S&P 500(R)Index, the          of the S&P500 Index, the Nikkei 225 Index and the
    Nikkei 225 Index and the Dow Jones Euro STOXX 50(SM)      Dow Jones Euro STOXX 50 Index, reduced by an annual
    Index.                                                    adjustment factor of 1.75%.
o   The MITTS Securities are listed on the American      o    At maturity, you will receive no less than the
    Stock Exchange under the trading symbol "GMM".            principal amount of your MITTS Securities.
o   Closing date: December 22, 1999.


               Investing in the MITTS Securities involves risk.
          See "Risk Factors" beginning on page 7 of this prospectus.
                                ---------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.

                                ---------------

                              Merrill Lynch & Co.
                                ---------------

               The date of this prospectus is February 23, 2000.

"MITTS" and "Market Index Target-Term Securities" are registered service marks and "Protected Growth" is a service mark of Merrill Lynch & Co., Inc.

"Standard & Poor's(R)", "Standard & Poor's 500", "S&P 500(R)", "S&P(R)" and
"500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc.
is an authorized sublicensee.

The Dow Jones Euro STOXX 50 is owned by STOXX LIMITED. The Dow Jones Euro
STOXX 50 is a service mark of DOW JONES & COMPANY, INC. and has been licensed for certain purposes by Merrill Lynch & Co., Inc.

(C)1998 by STOXX LIMITED. All rights reserved.

Euro STOXX 50 is a mark of STOXX LIMITED and has been licensed for certain purposes by Merrill Lynch & Co., Inc.




                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----

SUMMARY INFORMATION-Q&A..............................................    3

RISK FACTORS.........................................................    7

MERRILL LYNCH & CO., INC.............................................   11

RATIO OF EARNINGS TO FIXED ..........................................   12

DESCRIPTION OF THE MITTS SECURITIES..................................   13

THE UNDERLYING INDICES...............................................   20

OTHER TERMS..........................................................   26

PROJECTED PAYMENT SCHEDULE...........................................   29

ERISA CONSIDERATIONS.................................................   30

WHERE YOU CAN FIND MORE INFORMATION..................................   30

INCORPORATION OF INFORMATION WE FILE WITH THE SEC....................   30

PLAN OF DISTRIBUTION.................................................   31

EXPERTS..............................................................   31




                            SUMMARY INFORMATION-Q&A


         This summary includes questions and answers that highlight selected information from this prospectus to help you understand the Global Market
Index Target-Term Securities due December 22, 2004. You should carefully read this prospectus to fully understand the terms of the MITTS Securities, the S&P
500 Index (the "S&P 500"), the Nikkei Stock Average (the "Nikkei 225 Index"), the Dow Jones Euro STOXX 50 Index (the "Euro STOXX 50") and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

         References in this prospectus to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

         References in this prospectus to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

         The S&P 500, the Nikkei 225 Index and the Euro STOXX 50 are referred to collectively as the "Underlying Indices" in this prospectus.

What are the MITTS Securities?

         The MITTS Securities are a series of senior debt securities issued by ML&Co. and are not secured by collateral. The MITTS Securities rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on December 22, 2004. We cannot redeem the MITTS Securities at any earlier date. We will not make any payments on the MITTS Securities until maturity.

         Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units.
You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we issued the MITTS
Securities in the form of a global certificate, which is held by The
Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS
Securities. You should refer to the section "Description of the MITTS
Securities--Depositary" in this prospectus.

What will I receive on the stated maturity date of the MITTS Securities?

         We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the Underlying Indices as reduced by the Adjustment Factor. On the stated maturity date, you will receive a payment on the MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption
Amount".

Principal amount

         The "principal amount" per unit is $10.

Supplemental Redemption Amount

         The "Supplemental Redemption Amount" per unit will equal the sum of the "Index Redemption Amounts" for each of the Underlying Indices but will not be less than zero.

         The "Index Redemption Amount" means, for each of the Underlying
Indices:

    ( Adjusted Ending Value - Starting Value)   1
$10x(---------------------------------------) x -
    (              Starting Value           )   3

         The "Starting Value" equals 1,418.78 for the S&P 500, 18,111.31 for the Nikkei 225 Index and 4,517.68 for the Euro STOXX 50, each the closing value of that Underlying Index on December 16, 1999, the date the MITTS
Securities were priced for initial sale to the public.

         The "Adjusted Ending Value", for each Underlying Index, will be the average of the values of that Underlying Index at the close of the market on five business days shortly before the maturity of the MITTS Securities as reduced on each day by the application of the Adjustment Factor. We may calculate the Adjusted Ending Values by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of the component stocks included in any of the Underlying
Indices or certain futures or options contracts relating to any of the Underlying Indices.

         The "Adjustment Factor" equals 1.75% per year and will be prorated based on a 365-day year and applied over the entire term of the MITTS
Securities on each calendar day to reduce the closing values of the Underlying
Indices used to calculate the Index Redemption Amounts during the Calculation
Period. As a result of the cumulative effect of this reduction, the values used to calculate the Index Redemption Amounts during the Calculation Period at the stated maturity of the MITTS Securities will be approximately 8.39% less than the actual closing values of the Underlying Indices on each day during the Calculation Period. For a detailed discussion of how the Adjustment
Factor will affect the value of the Underlying Indices used to calculate the Index Redemption Amounts and the Supplemental Redemption Amount, see
"Description of the MITTS Securities--Payment at maturity" in this prospectus.

         For more specific information about the Index Redemption Amounts and the Supplemental Redemption Amount, please see the section entitled
"Description of the MITTS Securities" in this prospectus.

         We will pay you a Supplemental Redemption Amount only if the sum of the Index Redemption Amounts is greater than zero. If the sum of the Index
Redemption Amounts is less than, or equal to, zero, the Supplemental
Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

  Examples

           Here are two examples of Supplemental Redemption Amount calculations assuming an investment term equal to that of the MITTS
  Securities and an Adjustment Factor of 1.75% per year:

  Example 1--The sum of the hypothetical Index Redemption Amounts is less than zero at maturity:

       S&P 500 Starting Value: 1,418.78
       Hypothetical closing value of the S&P 500 at maturity: 1,702.54
       Hypothetical Adjusted Ending Value of the S&P 500: 1,559.74

                                                  (1,559.74-1,418.78)  1
 S&P 500 Index Redemption Amount (per unit) = $10x(-----------------)x - = $0.33
                                                  (      1,418.78   )  3

       Nikkei 225 Index Starting Value: 18,111.31
      Hypothetical closing value of the Nikkei 225 Index at maturity: 21,733.57
       Hypothetical Adjusted Ending Value of the Nikkei 225 Index: 19,910.76

                                                  (19,910.76-18,111.31)  1
Nikkei 225 Index Redemption Amount (per unit)=$10x--------------------)x -=$0.33
                                                  (      18,111.31    )  3

       Euro STOXX 50 Starting Value: 4,517.68
       Hypothetical closing value of the Euro STOXX 50 at maturity: 3,840.03
       Hypothetical Adjusted Ending Value of the Euro STOXX 50: 3,517.96

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                                                          (3,517.96-4,517.68)   1
 Euro STOXX 50 Index Redemption Amount (per unit) = $10 x ------------------) x - = -$0.74
                                                          (       4,517.68  )   3

       Supplemental Redemption Amount = $0.33 + $0.33 - $0.74 = $0.00

       (Supplemental Redemption Amount cannot be less than zero)

       Total payment at maturity (per unit) = $10 + $0 = $10


  Example 2-- The sum of the hypothetical Index Redemption Amounts is greater than zero at maturity:

       S&P 500 Starting Value: 1,418.78
       Hypothetical closing value of the S&P 500 at maturity: 2,270.05
       Hypothetical Adjusted Ending Value of the S&P 500: 2,079.66

                                                 (2,079.66-1,418.78)   1
S&P 500 Index Redemption Amount (per unit) = $10x(-----------------) x - = $1.55
                                                 (    1,418.78     )   3

       Nikkei 225 Index Starting Value: 18,111.31
      Hypothetical closing value of the Nikkei 225 Index at maturity: 28,978.10
       Hypothetical Adjusted Ending Value of the Nikkei 225 Index: 26,547.68
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                                                             (26,547.68-18,111.31)   1
       Nikkei 225 Index Redemption Amount (per unit) = $10 x (-------------------) x - = $1.55
                                                             (   18,111.31       )   3

       Euro STOXX 50 Starting Value: 4,517.68
       Hypothetical closing value of the Euro STOXX 50 at maturity: 6,776.52 Hypothetical Adjusted Ending Value of the Euro STOXX 50: 6,208.17

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                                                                (6,208.17-4,517.68)   1
       Euro STOXX 50 Index Redemption Amount (per unit) = $10 x (-----------------) x - = $1.25
                                                                (     4,517.68    )   3

       Supplemental Redemption Amount = $1.55 + $1.55+ $1.25 = $4.35

       Total payment at maturity (per unit) = $10 + $4.35 = $14.35


Will I receive interest payments on the MITTS Securities?

         You will not receive any interest payments on the MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the MITTS Securities for investors who are willing to forego market interest payments on the MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Underlying Indices.

Who publishes the Underlying Indices and what do they measure?

         The S&P 500 is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and is intended to provide an indication of the pattern of common stock price movement in the United States. The value of the S&P 500 is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. Standard & Poor's chooses companies for inclusion in the S&P 500 with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which Standard & Poor's uses as an assumed model for the composition of the total market.

         The Nikkei 225 Index is a stock index published by Nihon Keizai Shimbun, Inc. ("NKS") that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 common stocks traded on the Tokyo Stock Exchange (the "TSE") and represents a broad cross section of Japanese industry. All 225 underlying stocks (the "Underlying Stocks") are stocks listed in the First Section of the TSE and are, therefore, among the most actively traded stocks on the TSE. The Nikkei 225 Index is a modified, price-weighted index, which means an Underlying Stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer.

         The Euro STOXX 50 was created by STOXX, a joint venture founded by SWX- Swiss Exchange, SBF-Bourse de Paris, Deutsche Borse AG and Dow Jones. Publication of the Euro STOXX 50 began on February 26, 1998. The Euro STOXX 50 consists of the stocks of 50 European companies that are among the largest in market capitalization, highest in liquidity and are the leaders of their industrial sectors.

         Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Underlying Indices.

Are the MITTS Securities listed on a stock exchange?

         The MITTS Securities are listed on the AMEX under the trading symbol "GMM". You should be aware that the listing of the MITTS Securities on the AMEX does not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the MITTS Securities" in this prospectus.

What is the role of MLPF&S?

         Our subsidiary, MLPF&S, was the underwriter for the initial offering and sale of the MITTS Securities. MLPF&S intends to buy and sell MITTS Securities to create a secondary market for holders of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

         MLPF&S is also our agent for purposes of calculating, among other things, the Adjusted Ending Values, the Index Redemption Amounts and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

         Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in this prospectus. You should also read the other documents we have filed with the SEC which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus.

Are there any risks associated with my investment?

         Yes, an investment in the MITTS Securities is subject to risk. Please refer to the section entitled "Risk Factors" in this prospectus.



                                 RISK FACTORS

         Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

You may not earn a return on your investment

         You should be aware that if the sum of the Index Redemption Amounts does not exceed zero on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of one or more of the Index Redemption Amounts is greater than zero but the sum of the Index Redemption Amounts is less than zero at maturity. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Underlying Indices

         The value of each Underlying Index is calculated by reference to the prices of the common stocks included in that Underlying Index without taking into consideration the value of dividends paid on those stocks. The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in each Underlying Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor applied to the closing values of each Underlying Index used to calculate that Underlying Index's Index Redemption Amount and because the value of each Underlying Index is calculated by reference to the prices of the stocks included in that Underlying Index without taking into consideration the value of dividends paid on those stocks.

Your return will not be adjusted for changes in currency exchange rates

         Although the stocks included in the Nikkei 225 Index and the Euro STOXX 50 are traded in various currencies and the MITTS Securities are denominated in U.S. dollars, we will not adjust the amount payable at maturity for the currency exchange rate in effect at the maturity of the MITTS Securities. Any amount in addition to the principal amount of each unit payable to you at maturity is based solely upon changes in the value of the Underlying Indices. Changes in exchange rates, however, may reflect changes in a country's economy which in turn may affect the value of an Underlying Index and the MITTS Securities.

There may be an uncertain trading market for the MITTS Securities

         Although the MITTS Securities are listed on the AMEX under the trading symbol "GMM", you cannot assume that a trading market exists for the MITTS Securities. If a trading market does exist, there can be no assurance that there will be liquidity in the trading market. The existence of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the Underlying Indices.

         If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of an Underlying Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         The values of the Underlying Indices are expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount, if any, by which each Underlying Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value for that Underlying Index. If you choose to sell your MITTS Securities when the value of each Underlying Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the corresponding Starting Value of each Underlying Index, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Underlying Indices will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of each Underlying Index is below, or not sufficiently above, the corresponding Starting Value of each Underlying Index, you may receive less than the $10 principal amount per unit of MITTS Securities. Because the Supplemental Redemption Amount equals the sum of the Index Redemption Amounts, an increase in the value of an Underlying Index may be offset by a decrease in the value of another Underlying Index. In general, rising dividend rates or dividends per share may increase the value of the Underlying Indices, while falling dividend rates may decrease the value of the Underlying Indices. Political, economic and other developments that affect the stocks underlying the Underlying Indices may also affect the value of the Underlying Indices and, indirectly, the value of the MITTS Securities.

         Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the MITTS Securities will increase. In general, if interest rates in Japan or Europe increase, we expect that the trading value of the MITTS Securities will increase. If interest rates in Japan or Europe decrease, we expect that the trading value of the MITTS Securities will decrease. The level of interest rates in the U.S., Japan or Europe may also affect the applicable economies and, in turn, the value of the relevant Underlying Index. Rising interest rates may lower the value of an Underlying Index and, thus, may decrease the value of the MITTS Securities. Falling interest rates may increase the value of an Underlying Index and, thus, may increase the value of the MITTS Securities.

         Changes in the volatility of the Underlying Indices are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the Underlying Indices increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the Underlying Indices decreases, we expect that the trading value of the MITTS Securities will decrease.

         As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the Underlying Indices. This difference will reflect a "time premium" due to expectations concerning the value of the Underlying Indices during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         Changes in dividend yields of the stocks included in the Underlying Indices are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the Underlying Indices increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the Underlying Indices decrease, we expect that the value of the MITTS Securities will increase.

         Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the Underlying Indices at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given change in the value of each Underlying Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

         New York State law governs the 1983 Indenture under which the MITTS Securities were issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Risks associated with the Japanese and European securities markets

         The stocks that constitute the Nikkei 225 Index and the Euro STOXX 50 have been issued by companies in Japan and various European countries. You should be aware that investments in securities indexed to the value of these equity securities involve certain risks. The Japanese and European securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese and European securities markets and cross-shareholdings in companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese and European companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and Japanese and European companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

         Securities prices in each country are subject to political, economic, financial and social factors that apply in that country. These factors, which could negatively affect that country's securities markets, include the possibility of recent or future changes in the government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to companies or investments in a country's equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the economy of each country may differ favorably or unfavorably from the U.S. economy with regard to growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Purchases and sales by us and our affiliates may affect your return

         We and our affiliates may from time to time buy or sell the stocks included in the Underlying Indices or futures or options contracts on the Underlying Indices for our own accounts, for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Underlying Indices in a manner that could be adverse to your investment in the MITTS Securities.

Potential conflicts

         Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Adjusted Ending Values, Index Redemption Amounts and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the values of the Underlying Indices can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of an Underlying Index. See the sections entitled "Description of the MITTS Securities--Adjustments to the Underlying Indices; Market Disruption Events" and "--Discontinuance of the Underlying Indices" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.


                           MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

o        securities brokerage, trading and underwriting;

o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

o asset management and other investment advisory and recordkeeping services;

o trading and brokerage of swaps, options, forwards, futures and other derivatives;

o        securities clearance services;

o        equity, debt and economic research;

o banking, trust and lending services, including mortgage lending and related services; and

o        insurance sales and underwriting services.

We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         ML&Co. is the issuer of the MITTS Securities described in this prospectus.


                      RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

                                                                                                     For the Nine
                                                        Year Ended Last Friday in December           Months Ended
                                                    1994      1995     1996     1997      1998    September 24, 1999
                                                    ----      ----     ----     ----      ----    ------------------
Ratio of earnings to fixed charges(a)............   1.2       1.2      1.2      1.2       1.1             1.3
----------


(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.


                      DESCRIPTION OF THE MITTS SECURITIES

         On December 22, 1999, ML&Co. issued an aggregate principal amount of $47,000,000 or 4,700,000 units of the MITTS Securities. The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

         The MITTS Securities will mature on December 22, 2004.

         While at maturity a beneficial owner of a MITTS Security will receive the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment at maturity" below.

         The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under the sections entitled "--Events of Default and Acceleration" and "Other Terms--Events of Default" in this prospectus.

         ML&Co. issued the MITTS Securities in denominations of whole units of $10.00 per unit.

         The MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

         At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Supplemental Redemption Amount does not exceed zero, you will be entitled to receive only the principal amount of your MITTS Securities.

         The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal the sum of the Index Redemption Amounts, provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

         The "Index Redemption Amount" means, for each of the Underlying
Indices:


                                                         (Adjusted Ending Value - Starting Value)   1
principal amount of each MITTS Security ($10 per unit) x (--------------------------------------) x -
                                                         (                Starting Value        )   3

         The "Starting Value" equals 1,418.78 for the S&P 500, 18,111.31 for the Nikkei 225 Index and 4,517.68 for the Euro STOXX 50, each the closing value of that Underlying Index on December 16, 1999, the day the MITTS Securities were priced for initial sale to the public.

         The "Adjusted Ending Value" for each Underlying Index will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of that Underlying Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Values will equal the average or arithmetic mean of the closing values of the applicable Underlying Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day, then the Adjusted Ending Values will equal the closing value of the applicable Underlying Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Values will equal the closing value of the applicable Underlying Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that Index Business Day, regardless of the occurrence of a Market Disruption Event on that Index Business Day.

         The "Adjustment Factor" equals 1.75% per year and will be applied over the entire term of the MITTS Securities. On each calendar day during the term of the MITTS Securities, we will apply this percentage on a prorated basis based on a 365-day year to reduce the values used to calculate the Index Redemption Amounts on each Calculation Day during the Calculation Period. As a result of the cumulative effect of this reduction, the values used to calculate the Index Redemption Amounts during the Calculation Period will be approximately 8.39% less than the actual closing values of the Underlying Indices on each Calculation Day during the Calculation Period.

         The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

         "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         An "Index Business Day" is a day on which the NYSE and the AMEX are open for trading and the Underlying Indices or any successor indices are calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

         The following table illustrates, for a range of average percentage changes from the Starting Value to the hypothetical closing value for the Underlying Indices, assuming an initial investment of $10 per unit and an investment term from December 22, 1999 to December 22, 2004:

o     the total amount payable at maturity for each unit of MITTS Securities,

o     the total rate of return to beneficial owners of the MITTS Securities,

o the pretax annualized rate of return to beneficial owners of the MITTS Securities, and

o the pretax annualized rate of return of an investment in the stocks included in the Underlying Indices, which includes an assumed aggregate dividend yield of 1.22% per annum, as more fully described below.

                                                                                                            Pretax
Percentage change from                                                               Pretax             annualized rate
          the                     Total amount                                     annualized              of return
   Starting Value to               payable at               Total rate               rate of               of stocks
   the hypothetical               maturity per               of return            return on the         included in the
 closing value of the          unit of the MITTS           on the MITTS               MITTS               Underlying
 Underlying Indices(1)           Securities(2)             Securities(2)         Securities(2)(3)        Indices(3)(4)
           ---                          ---                       ---                   ---                    ---
          -80%                        10.00                      0.00%                 0.00%               -28.45%
          -60%                        10.00                      0.00%                 0.00%               -16.32%
          -40%                        10.00                      0.00%                 0.00%                -8.77%
          -20%                        10.00                      0.00%                 0.00%                -3.21%
            0%                        10.00                      0.00%                 0.00%                 1.22%
           20%                        10.99                      9.94%                 1.90%                 4.93%
           40%                        12.83                     28.26%                 5.03%                 8.12%
           60%                        14.66                     46.58%                 7.79%                10.93%
           80%                        16.49                     64.90%                10.25%                13.44%
          100%                        18.32                     83.23%                12.47%                15.72%
          120%                        20.15                    101.55%                14.50%                17.80%
          140%                        21.99                    119.87%                16.38%                19.72%
          160%                        23.82                    138.19%                18.11%                21.50%
          180%                        25.65                    156.52%                19.73%                23.17%
          200%                        27.48                    174.84%                21.25%                24.73%

---------


(1) The percentage change in the Starting Value and the hypothetical closing value of each of the Underlying Indices does not reflect the application of the Adjustment Factor.
(2) The total amount payable at maturity per unit of MITTS Securities and the total and pretax annualized rates of return on the MITTS Securities assume the application of an Adjustment Factor of 1.75%.
(3) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(4) This rate of return assumes:
(a) a percentage change in the aggregate price of the stocks that equals the percentage change in the Underlying Indices from the aggregate Starting Value to the relevant hypothetical aggregate closing value;
(b) a constant dividend yield of 1.22% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Underlying Indices at the end of each quarter assuming this value increases or decreases linearly from the hypothetical aggregate Starting Value to the applicable hypothetical aggregate closing value;
(c) no transaction fees or expenses in connection with purchasing and holding stocks included in the Underlying Indices; and
(d) an initial investment of $10 per unit and an investment term for the MITTS Securities from December 22, 1999 to December 22, 2004.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you and the resulting total and pretax annualized rates of return will depend entirely on the actual Adjusted Ending Value determined by the calculation agent as provided in this prospectus.

Adjustments to the Underlying Indices; Market Disruption Events

         If at any time the publisher of an Underlying Index changes its method of calculating that Underlying Index, or the value of an Underlying Index changes, in any material respect, or if an Underlying Index is in any other way modified so that the Underlying Index does not, in the opinion of the calculation agent, fairly represent the value of that Underlying Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of that Underlying Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to that Underlying Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Underlying Index, as adjusted. Accordingly, if the method of calculating an Underlying Index is modified so that the value of that Underlying Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust that Underlying Index in order to arrive at a value of that Underlying Index as if it had not been modified, e.g., as if the split had not occurred.

         "Market Disruption Event" means, with respect to any Underlying Index, the occurrence or existence of any suspension of, or limitation imposed on, trading, by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise, during the one-half hour period that ends at the regular official weekday time at which trading on the Index Exchange related to that Underlying Index occurs, on:

         (A) the Index Exchange in securities that comprise 20% or more of the value of that Underlying Index or

         (B) any exchanges on which futures or options on that Underlying Index are traded in those options or futures if, in the determination of the calculation agent, that suspension or limitation is material.

         For the purpose of the above definition:

         (1) a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular hours of the relevant exchange, and

         (2) a limitation on trading imposed during the course of a day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange will constitute a Market Disruption Event.

         "Index Exchange" means, with respect to any Underlying Index, the principal exchange on which the shares comprising that Underlying Index are traded.

Discontinuance of an Underlying Index

         If publication of any Underlying Index is discontinued and the calculation agent determines, in its sole discretion, that a published successor or substitute is comparable to that Underlying Index (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index for that Underlying Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

         In the event that the publication of any Underlying Index is discontinued and:

o     the calculation agent does not select a successor index, or

o the successor index is no longer published on any of the Index Business Days during the Calculation Period,

the calculation agent will compute a substitute value for that Underlying Index in accordance with the procedures last used to calculate that Underlying Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for any Underlying Index as described below, the successor index or value shall be substituted for that Underlying Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the publication of any Underlying Index is discontinued before the period during which the Index Redemption Amounts are to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

         o the determination of the Adjusted Ending Value for that Underlying Index and

         o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Index Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         A "Business Day" is any day on which the NYSE and the AMEX are open for trading.

         Notwithstanding these alternative arrangements, discontinuance of the publication of any Underlying Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

         In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of the MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment was the stated maturity date of the MITTS Securities, provided, however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See the section entitled "--Payment at maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment of the MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of 6.87% per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

     Description of the Global Securities

         The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC Procedures

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of such issue, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of the MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

         Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

     Exchange for Certificated Securities

         If:

         o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

         o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

         o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

         ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Payment

         ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                            THE UNDERLYING INDICES

The S&P 500 Index

         Standard & Poor's publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Standard & Poor's chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. The Index is comprised of the common stocks of companies in four main groups: Industrials, Utilities, Transportation and Financial. Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

         The value of the S&P 500 Index is reported on the AMEX and on Bloomberg under the symbol "SPX".

         The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, and due to the application of the Adjustment Factor, the return on the MITTS Securities will not be the same return that you would receive if you were to purchase these stocks and hold them for a period equal to the term of the MITTS Securities.

Computation of the S&P 500 Index

         Standard & Poor's currently computes the S&P 500 Index as of a particular time as follows:

         (a) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

         (b) the market values of all component stocks as of that time are aggregated;

         (c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

         (d) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

         (e) the current aggregate market value of all component stocks is divided by the Base Value; and

         (f) the resulting quotient, expressed in decimals, is multiplied by ten.

         While Standard & Poor's currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of MITTS Securities upon maturity or otherwise.

         Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

         o  the issuance of stock dividends,

         o the granting to shareholders of rights to purchase additional shares of stock,

         o the purchase of shares by employees pursuant to employee benefit plans,

         o  consolidations and acquisitions,

         o the granting to shareholders of rights to purchase other securities of ML&Co.,

         o the substitution by Standard & Poor's of particular component stocks in the S&P 500 Index, and

         o  other reasons.

         In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

            old base value  x       new base value        =  new market value
                                    ----------------
                                    old market value

         The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

License Agreement

         Standard & Poor's does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in that index. Standard & Poor's makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the MITTS Securities, or any other person or entity from the use of the S&P 500 Index or any data included therein in connection with the rights licensed under the license agreement described in this prospectus or for any other use. Standard & Poor's makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included therein. Without limiting any of the above, in no event shall Standard & Poor's have any liability for any special, punitive, indirect or consequential damage, including lost profits, even if notified of the possibility of these damages.

         Standard & Poor's and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by Standard & Poor's in connection with certain securities, including the MITTS Securities, and ML&Co. is an authorized sublicensee under that agreement.

         The license agreement between Standard & Poor's and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

         "The MITTS Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the S&P 500 Index to track general stock market performance. Standard & Poor's only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor's and of the S&P 500 Index which is determined, composed and calculated by Standard & Poor's without regard to ML&Co. or the MITTS Securities. Standard & Poor's has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the S&P 500 Index. Standard & Poor's is not responsible for and did not participate in the determination of the timing of the sale of the MITTS Securities, prices at which the MITTS Securities were initially sold, or quantities of the MITTS Securities issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities."

         All disclosures contained in this prospectus regarding the above S&P 500 Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor's. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of this information.

The Nikkei 225 Index

         All disclosure contained in this prospectus regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources; and the policies are subject to change at the discretion of NKS.

         The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the TSE and represents a broad cross-section of Japanese industry. All 225 Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

         The value of the Nikkei 225 Index is reported on the AMEX under the symbol "N225", on Bloomberg under the symbol "NKY" and on Reuters under the symbol ".N225".

         The Nikkei 225 Index is a modified, price-weighted index. Each stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by: multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a "Weight Factor"), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set in 1949 at 225, was 10.74327 as of December 16, 1999, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (Yen)50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Yen)50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

         In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

         Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Underlying Stocks, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

         NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS Securities are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the Nikkei 225 Index to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the MITTS Securities into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the MITTS Securities.

         The use of and reference to the Nikkei 225 Index in connection with the MITTS Securities have been consented to by NKS, the publisher of the Nikkei 225 Index.

         None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Adjusted Ending Values or any Supplemental Redemption Amount upon maturity of the MITTS Securities.

The Tokyo Stock Exchange

         The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

         Due to the time zone difference, on any normal trading day, the TSE will close prior to the opening of business in The City of New York on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

         The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the MITTS Securities.

The Euro STOXX 50

         The Euro STOXX 50 was created by STOXX, a joint venture founded by SWX- Swiss Exchange, SBF-Bourse de Paris, Deutsche Borse AG and Dow Jones. Publication of the Euro STOXX 50 began on February 26, 1998, based on an initial value of the Euro STOXX 50 of 1,000 at December 31, 1991.

         The value of the Euro STOXX is reported on Bloomberg under the symbol "SX5E".

         The Euro STOXX 50 is currently calculated by (i) multiplying the per share price of each underlying security by the number of outstanding shares (and, if the stock is not quoted in euro, then multiplied by the country currency and an exchange factor which reflects the exchange rate between the country currency and the euro); (ii) calculating the sum of all these products (the "Index Aggregate Market Capitalization"); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the Euro STOXX 50 and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the Euro STOXX 50. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the value of the entire Euro STOXX 50 than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

         The composition of the Euro STOXX 50 is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of July as the basis for the review process. Changes in the composition of the Euro STOXX 50 are made to ensure that the Euro STOXX 50 includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Euro STOXX 50 are made entirely by STOXX without consultation with the corporations represented in the Euro STOXX 50 or ML&Co. The Euro STOXX 50 is also reviewed on an ongoing basis, and change in the composition of the Euro STOXX 50 may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. and has participated in any way in the creation of the MITTS Securities.

         ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the Euro STOXX 50 or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of MITTS Securities with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of MITTS Securities should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the Euro STOXX 50 as in its judgment is appropriate to make an informed decision with respect to an investment in the MITTS Securities. The composition of the Euro STOXX 50 does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

         A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX's Advisory Committee advises the Supervisory Board on matters relating to the Euro STOXX 50. This advisory committee proposes changes in the composition of the Euro STOXX 50 to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the index computation. Decisions on the composition and changes in the Euro STOXX 50 are reserved to the Supervisory Board.

         STOXX Ltd. and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Euro STOXX 50, which is owned and published by STOXX, in connection with certain securities, including the MITTS Securities.

         The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this prospectus:

         "The MITTS Securities are not sponsored, endorsed, sold or promoted by STOXX LIMITED or Dow Jones & Company, Inc. Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly. The only relationship of STOXX to ML&Co. is as the licensor of the Dow Jones STOXX, the Dow Jones Euro STOXX 50 and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones STOXX, the Dow Jones Euro STOXX and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indices are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to ML&Co. or the MITTS Securities. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing of, prices at, or quantities of the MITTS Securities issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.

         NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE MITTS SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER STOXX OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN STOXX AND ML&CO."

         The Dow Jones Euro STOXX 50 is owned by STOXX Ltd. and is a service mark of Dow Jones & Company, Inc., and has been licensed for certain purposes by ML&Co.(C)1998 by STOXX Ltd. All rights reserved.


                                  OTHER TERMS

         The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         Series of senior debt securities may from time to time be issued under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of ML&Co. itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

Limitations upon liens

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

Limitation on disposition of Voting Stock of, and merger and sale of assets by, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

         o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

         o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

Merger and consolidation

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

         o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

            o pay any amounts due and payable or deliverable with respect to all the Senior Debt Securities; and

            o perform and observe all of ML&Co.'s obligations under the 1983 Indenture, and

         o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

Modification and waiver

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of debt securities affected. However, without the consent of each holder of any outstanding debt security affected, no amendment or modification to any Indenture may:

         o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

         o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

         o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

         o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

         o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default" below.

Events of Default

         Each of the following will be an Event of Default with respect to senior debt securities of any series:

         o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

         o   default in the payment of any principal or premium when due;

         o   default in the deposit of any sinking fund payment, when due;

         o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

         o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

         o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

         If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding debt securities of any series of debt securities may waive any Event of Default with respect to that series, except a default:

         o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

         o in respect of an obligation or provision of any indenture which cannot be modified under the terms of that indenture without the consent of each holder of each series of debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.

                          PROJECTED PAYMENT SCHEDULE

         Solely for purposes of applying the regulations issued on June 11, 1996 by the Treasury Department (the "Final Regulations") concerning the United States Federal income tax treatment of contingent payment debt instruments to the MITTS Securities, we have determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $4.0189 per unit. This represents an estimated yield on the MITTS Securities equal to 6.87% per annum (compounded semiannually).

         The projected payment schedule, including both projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities, has been determined solely for United States Federal income tax purposes i.e., for purposes of applying the Final Regulations to the MITTS Securities, and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities, including both the projected Supplemental Redemption Amount and the estimated yield equal to 6.87% per annum, compounded semiannually, as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS
Securities:

                                                                                                     Total interest
                                                                                                     deemed to have
                                                                                                     accrued on the
                                                                                 Interest deemed    MITTS Securities
                                                                                to accrue during    as of the end of
                                                                                 accrual period      accrual period
                   Accrual Period                                                  (per unit)          (per unit)
                    -----                                                                ---                ---
December 23, 1999 through June 22, 2000....................................           $0.3445            $0.3445
June 23, 2000 through December 22, 2000....................................           $0.3553            $0.6998
December 23, 2000 through June 22, 2001....................................           $0.3675            $1.0673
June 23, 2001 through December 22, 2001....................................           $0.3802            $1.4475
December 23, 2001 through June 22, 2002....................................           $0.3932            $1.8407
June 23, 2002 through December 22, 2002....................................           $0.4067            $2.2474
December 23, 2002 through June 22, 2003....................................           $0.4207            $2.6681
June 23, 2003 through December 22, 2003....................................           $0.4352            $3.1033
December 23, 2003 through June 22, 2004....................................           $0.4501            $3.5534
June 23, 2004 through December 22, 2004....................................           $0.4655            $4.0189


---------
Projected Supplemental Redemption Amount = $4.0189 per unit.

         All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Ann Marie Corsale, Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038.


                             ERISA CONSIDERATIONS

         The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

         o    incorporated documents are considered part of the prospectus;

         o we can disclose important information to you by referring you to those documents; and

         o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

         o    annual report on Form 10-K for the year ended December 25, 1998;

         o quarterly reports on Form 10-Q for the periods ended March 26, 1999, June 25, 1999 and September 24, 1999; and

         o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
              February 23, 1999, March 26, 1999, April 13, 1999, April 19,
              1999, May 26, 1999, May 28, 1999, May 28, 1999, June 1, 1999,
              June 25, 1999, July 12, 1999, July 13, 1999, July 21, 1999,
              August 4, 1999, August 4, 1999, September 20, 1999, October 12, 1999, October 27, 1999, December 22, 1999, December 22, 1999 and
              January 25, 2000.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

         o    reports filed under Sections 13(a) and (c) of the Exchange Act;

         o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

         o    any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above, excluding exhibits, at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 222 Broadway, New York, New York 10038; telephone: (212) 670-0425.

                             PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S may act as principal or agent in these market-making transactions.

         The MITTS Securities may be offered on the AMEX or off the exchange in negotiated transactions or otherwise.

         The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                    EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the annual report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the quarterly reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such quarterly reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.